

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2010

Greg Goff
Chief Executive Officer
Tesoro Corporation
19100 Ridgewood Parkway
San Antonio, Texas 78259-1828

> **Re:** **Tesoro Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 1-03473**

Dear Mr. Goff:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. According to a news release dated April 15, 2009 on the Washington State Department of Labor & Industries' (L&I) website, L&I cited you for 17 "serious" safety and health violations in April of 2009. Please tell us what consideration you gave to providing risk factor disclosure in your annual report on Form 10-K for the fiscal year ended December 31, 2009 related to such safety and health violations. In addition, please tell us whether the fire at your Washington refinery on April 2, 2010 resulted from these violations or the deficiencies noted by L&I in April 2009. In that regard, we note your disclosure at page 52 of your quarterly report for the quarter ended September 30, 2010, that in October 2010, L&I issued citations to you and assessed a penalty of $2.4 million for alleged violations of state health and safety regulations related to the April 2010 fire.

Government Regulation and Legislation, page 12

Oil Spill Prevention and Response, page 12

2.   We note your disclosure at pages 12 and 13 regarding your oil spill response plans. With a view toward disclosure, please provide to us the following information regarding each of your spill-response agreements:

   • the services to be performed;

   • the resources that will be available to you in the event of a spill; and

   • any contractual limitations on the services (physical or financial) to be provided to you under the contract.

Risk Factors, page 18

Our business is impacted by environmental risks inherent in refining operations, page 19

3.   We note your disclosure regarding the risk of oil spills involving tankers transporting crude oil. In light of recent events in the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability arising from an oil spill. For example, and without limitation, please address the following:

   • Disclose your insurance coverage with respect to any liability related to any such event. Such disclosure should address the types of claims covered, and the applicable policy limits and deductibles. For example, and without limitation, such disclosure should address your insurance coverage with respect to any liability related to any resulting negative environmental effects.

   • Disclose any related provisions in your contracts with owners of your time chartered tankers with respect to allocation of liability or indemnification. Such disclosure should address any limitations on such liability or indemnification.

   Such disclosure should be set forth in the "Business and Properties" section of your annual report and in the "Risk Factors" section, as applicable. Please provide a sample of your proposed disclosure for our review.

Legal Proceedings, page 22

4.   We note your disclosure at page 22 of your filing regarding pending legal proceedings. For each such proceeding, please expand your disclosure to give the name of the court or agency in which the proceedings are pending and the date instituted. See Item 103 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations,
page 26

Contractual Commitments, page 40

5.   Please add a Total column to your table of contractual obligations. See Item 303(a)(5) of
      Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

Please contact Parker Morrill at (202) 551-3696 or, in his absence, Laura Nicholson at
(202) 551-3584 or me at (202) 551-3740 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director